Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: March 23, 2022

Grove Collaborative launches Peach Kids sustainable personal care products for kids

Grove Collaborative, the leading sustainable consumer products company and plastic-neutral retailer, has announced it is expanding its personal care line, Peach Not Plastic, with the launch of Peach Kids, the first-ever 100% plastic-free, natural hair and body care system exclusively for kids.

Grove Collaborative is to merge with Virgin Group Acquisition Corp. II, a publicly-traded special purpose acquisition company (SPAC) sponsored by the Virgin Group.

Peach Not Plastic is on a mission to remove plastic from personal care routines, offering shampoo, conditioner, hand and body wash, and facial cleansers in a bar format. Since its launch in October 2020, Peach Not Plastic products have avoided 80,000 pounds of plastic from entering landfills. Now, on the heels of launching the first-ever 100% plastic-free deodorant and body care refill system, Peach is continuing its mission by expanding into personal care tailored to kids – an area that has seen little innovation when it comes to sustainable packaging.

The Peach Kids collection features clean and safe vegan formulas that parents can trust, with 100% natural fragrances. The collection featuresthe Lil’ Kids 2-in-1 Shampoo & Body Bar and Lil’ Kids Hand & Body Bar for kids aged three to five, Big Kids Shampoo Bar, Big Kids Conditioner Bar and Big Kids Hand & Body Bar for kids aged six to 12. The bar soaps, which last up to 100 washes, have been given the thumbs up by kids - coming in easy-grip shapes, bright colours and yummy fragrances that make bath and shower time fun. Plus they help educate kids about the importance of living sustainably.

“After the remarkable success we saw following the initial launch of Peach Not Plastic in 2020, we knew we had to take it a step further and kick plastic out of the kids personal care category too,” said Grove Collaborative co-founder and CEO, Stuart Landesberg. “The kids personal care category faces the same plastic problem as others within the CPG category. We have a chance to instil an appreciation for sustainable products and educate the next generation of consumers early on about the importance of making planet-friendly choices that are healthy for people and our planet.”

The Peach Kids expansion supports Grove Collaborative’s broader Beyond Plastic™ initiative, the company’s comprehensive plan to be 100% plastic free by 2025 and lead the consumer products industry out of single-use plastic.

“When we heard that Peach Not Plastic lovers were asking for kids’ products, we listened,” said Danielle Jezienicki, Director of Sustainability at Grove Collaborative. “Through this new collection, we’re making bath and shower time more fun and plastic-free by using the clean safe ingredients parents depend on in the fun colours and easy-grip shapes that kids love, because making sustainability fun and easy is at the heart of the Peach Not Plastic brand.”

Visit www.grove.co/peach to discover the new range for yourself.

Grove has also announced its fiscal fourth quarter and full year 2021 financial results. Its net revenue for 2021 was up 5.3% year-over-year and 64.6% on a two-year basis.

Stuart Landesberg said: “We are proud of our achievements in 2021, as we advanced our strategic priorities in support of our mission to provide the world with consumer products that are a positive force for human and environmental health. Our annual results were highlighted by major accomplishments throughout the year including the successful exclusive launch of the Grove Co. brand in Target stores nationwide in the second quarter, our highest ever first-party brand share at 49% of net revenue, records in both direct-to-consumer net revenue per order and gross margin despite supply chain headwinds, and approaching the $100 million threshold in sales of zero plastic waste or refillable products. We also saw faster brand awareness growth than in any prior period, increasing from 27% to 37% over the course of the year.”

Visit Grove Collaborative to find out more.

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGAC II”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the proposed business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, which VGAC II filed with the SEC on January 18, 2022. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement / prospectus of VGAC II for the proposed business combination.

Caution Concerning Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.